UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of November 2025

Commission File Number: 001-37668

FERROGLOBE PLC

(Name of Registrant)

13 Chesterfield Street,

London W1J 5JN, United Kingdom

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

This Form 6-K consists of the following materials, which appear immediately following this page:

●	Press release dated November 5, 2025 announcing results for the quarter ended September 30, 2025
●	Third quarter 2025 earnings call presentation

This Form 6-K is being furnished for the purpose of incorporating by reference the information in this Form 6-K into (a) Registration Statement No. 333-208911 on Form S-8, and (b) Registration Statement No. 333-258254 on Form F-3 and related prospectuses, as such registration statements and prospectuses may be amended from time to time.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 5, 2025
FERROGLOBE PLC

by	/s/ Marco Levi
Name: Marco Levi
Title: Chief Executive Officer (Principal Executive Officer)

Ferroglobe Reports Third Quarter 2025 Financial Results

Third Quarter Highlights

●	Encouraging progress on preliminary U.S. silicon metal trade case on antidumping and countervailing duties
●	Final EU safeguard decision expected by November 18
●	Reported adjusted EBITDA of $18.3 million
●	Total cash of $121.5 million, net debt of $5.2 million
●	Declared dividend of $0.014 per share payable on December 29
●	Coreshell began shipping pilot batteries to OEMs for testing; plans commercial battery deliveries for robotics and defense applications in early 2026

LONDON, November 5, 2025 (GLOBE NEWSWIRE) – Ferroglobe PLC (NASDAQ: GSM) (“Ferroglobe”, the “Company”, or the “Parent”), a leading global producer of silicon metal, silicon-based and manganese-based specialty alloys, today announced financial results for the third quarter of 2025.

Financial Highlights

			%		%			%
($ in millions, except EPS)	Q3 2025	Q2 2025	Q/Q	Q3 2024	Y/Y	YTD 2025	YTD 2024	Y/Y

Sales	$311.7	$386.9	(19.4)%	$433.5	(28.1)%	$1,005.7	$1,276.4	(21.2)%
Net (loss) profit attributable to the parent	$(12.8)	$(10.5)	(22.6)%	$18.8	(168.1)%	$(89.7)	$51.7	(273.7)%
Adj. EBITDA	$18.3	$21.6	(15.3)%	$60.4	(69.8)%	$13.0	$144.0	(91.0)%
Adjusted diluted EPS	$(0.02)	$(0.08)	67.6%	$0.11	(122.1)%	$(0.30)	$0.25	(219.5)%
Operating cash flow	$20.8	$15.6	33.0%	$11.1	86.8%	$55.7	$211.2	(73.6)%
Capital expenditures[1]	$19.1	$15.6	22.7%	$21.2	(9.5)%	$49.0	$61.2	(19.9)%
Free cash flow[2]	$1.6	$0.0	10774.0%	$(10.0)	116.2%	$6.7	$149.9	(95.5)%
(1)	Cash outflows for capital expenditures
(2)	Free cash flow is calculated as operating cash flow less capital expenditures

Dr. Marco Levi, Ferroglobe’s Chief Executive Officer, commented, “Market conditions remained challenging in the third quarter, with continued weak demand across our end markets, further pressured by aggressively low-priced imports to the EU. Encouragingly, the strong preliminary decision in the U.S. silicon metals antidumping and countervailing duty case bodes well for 2026. At the same time, we expect the final EU trade measures to be announced later this month. Together, these trade measures should help domestic producers regain market share. As the leading domestic producer in both Europe and the U.S., we are optimistic that 2026 market conditions will be significantly more favorable for Ferroglobe.

“We are further strengthening our partnership with Coreshell through a recently signed joint development agreement as they advance silicon anode technology in EV batteries. Pilot battery deliveries to leading OEMs have already begun, a key milestone toward commercialization. I’m also excited to announce that Coreshell won the prestigious Startup World Cup, a global competition featuring over 1000 regional competitors across more than 20 countries,” concluded Dr. Levi.

Consolidated Sales

In the third quarter of 2025, Ferroglobe reported sales of $311.7 million, a 19.4% decrease from the prior quarter and a 28.1% decrease from the comparable prior-year period. This decrease compared to the prior quarter was mainly driven by lower sales volumes, partially offset by higher pricing across our product portfolio. Sales of silicon metal, silicon-based alloys and manganese-based alloys decreased by $31.1 million, $19.3 million and $21.7 million, respectively, compared with the prior quarter.

Product Category Highlights

Silicon Metal

($,000)	Q3 2025	Q2 2025	% Q/Q	Q3 2024	% Y/Y	YTD 2025	YTD 2024	% Y/Y
Shipments in metric tons:	33,561	44,610	(24.8)%	56,910	(41.0)%	114,478	172,965	(33.8)%
Average selling price ($/MT):	2,950	2,916	1.2%	3,401	(13.3)%	2,915	3,268	(10.8)%

Silicon Metal Revenue	99,005	130,083	(23.9)%	193,551	(48.8)%	333,703	565,250	(41.0)%
Silicon Metal Adj.EBITDA	11,614	6,521	78.1%	40,554	(71.4)%	2,688	91,209	(97.1)%
Silicon Metal Adj.EBITDA Margin	11.7%	5.0%		21.0%		0.8%	16.1%

Silicon metal revenue in the third quarter was $99.0 million, a decrease of 23.9% from the prior quarter. The average selling price increased 1.2%, while shipments decreased 24.8% due to weaker demand primarily from the chemical sector. Adjusted EBITDA increased to $11.6 million for the third quarter, compared with $6.5 million for the prior quarter. Despite lower revenue, adjusted EBITDA margin improved, driven by higher average selling price, improved operational efficiency and continued cost optimization efforts.

Silicon-Based Alloys

($,000)	Q3 2025	Q2 2025	% Q/Q	Q3 2024	% Y/Y	YTD 2025	YTD 2024	% Y/Y
Shipments in metric tons:	42,968	53,048	(19.0)%	45,489	(5.5)%	138,880	143,613	(3.3)%
Average selling price ($/MT):	2,149	2,105	2.1%	2,237	(3.9)%	2,123	2,221	(4.4)%

Silicon-based Alloys Revenue	92,338	111,666	(17.3)%	101,759	(9.3)%	294,842	318,964	(7.6)%
Silicon-based Alloys Adj.EBITDA	12,391	7,158	73.1%	2,356	425.9%	21,963	26,967	(18.6)%
Silicon-based Alloys Adj.EBITDA Margin	13.4%	6.4%		2.3%		7.4%	8.5%

Silicon-based alloy revenue in the third quarter was $92.3 million, a decrease of 17.3% from the prior quarter. The average selling price increased by 2.1%, while shipments decreased by 19.0% compared to the prior quarter. Volumes decreased in EMEA and the U.S. due to lower activity in steel and foundry sectors, as well as increased competitive pressure from Asian imports into the EU. Adjusted EBITDA increased to $12.4 million for the third quarter of 2025, up 73.1% compared with $7.2 million in the prior quarter. Despite lower revenues, EBITDA margins improved due to a favorable product mix with higher realizations and better cost performance.

Manganese-Based Alloys

($,000)	Q3 2025	Q2 2025	% Q/Q	Q3 2024	% Y/Y	YTD 2025	YTD 2024	% Y/Y
Shipments in metric tons:	69,552	88,188	(21.1)%	64,495	7.8%	224,969	208,279	8.0%
Average selling price ($/MT):	1,214	1,204	0.8%	1,391	(12.7)%	1,179	1,221	(3.4)%

Manganese-based Alloys Revenue	84,436	106,178	(20.5)%	89,713	(5.9)%	265,238	254,309	4.3%
Manganese-based Alloys Adj.EBITDA	4,391	16,794	(73.9)%	27,854	(84.2)%	15,611	47,206	(66.9)%
Manganese-based Alloys Adj.EBITDA Margin	5.2%	15.8%		31.0%		5.9%	18.6%

Manganese-based alloy revenue in the third quarter was $84.4 million, a decrease of 20.5% from the prior quarter. The average selling price increased by 0.8%, while shipments decreased by 21.1% compared to the prior quarter due to reduced carbon steel production and weakness in the construction and automotive sectors. Adjusted EBITDA for the manganese-based alloys portfolio decreased to $4.4 million for the third quarter, compared with $16.8 million in the prior quarter. The adjusted EBITDA margin decreased due to weaker European steel demand, higher raw material costs and lower fixed cost absorption.

Raw materials and energy consumption for production

Raw materials and energy consumption for production was $180.4 million in the third quarter of 2025, compared to $253.2 million in the prior quarter, a decrease of 28.7%. As a percentage of sales, raw materials and energy consumption for production declined to 57.9% in the third quarter of 2025, compared to 65.5% in the second quarter. The decrease in costs as a percentage of sales was driven by enhanced operational efficiency, targeted cost optimization, and a more profitable product mix, improving overall profitability despite lower volumes.

Net (Loss) Attributable to the Parent

In the third quarter of 2025, net loss attributable to the parent was $12.8 million, or $(0.07) per diluted share, compared to a net loss attributable to the parent of $10.5 million, or $(0.06) per diluted share in the prior quarter. The quarterly result weakened compared to the previous quarter, reflecting lower sales volumes and reduced operating performance, partly mitigated by cost efficiencies and a favorable product mix. The Company reported adjusted diluted earnings per share of $(0.02) for the third quarter, compared with adjusted earnings per share of $(0.08) in the prior quarter.

Adjusted EBITDA

Adjusted EBITDA was $18.3 million for the third quarter of 2025 compared to $21.6 million for the prior quarter. Adjusted EBITDA was slightly down versus the previous quarter, reflecting ongoing market softness and reduced sales volumes, partially mitigated by operational efficiency improvements.

Total Cash, Adjusted Gross Debt and Working Capital

							%
($ in millions)	September 30, 2025	June 30, 2025	$	%	September 30, 2024	$	Y/Y

Total Cash[1]	$121.5	$135.5	(14.1)	(10.4)%	$120.8	0.7	0.6%
Adjusted Gross Debt[2]	$126.7	$125.2	1.5	1.2%	$89.0	37.7	42.4%
Net (Debt) Cash	$(5.2)	$10.3	(15.6)	(150.6)%	$31.8	(37.0)	(116.4)%
Total Working Capital[3]	$421.6	$440.8	(19.2)	(4.4)%	$528.6	(107.0)	(20.2)%
(1)	Total cash is comprised of restricted cash and cash and cash equivalents

(2) Adjusted gross debt excludes bank borrowings on our factoring program and the impact of leasing standard IFRS16
(3) Total working capital is comprised of inventories, trade receivables and other receivables minus trade and other payables

Total cash was $121.5 million as of September 30, 2025, down $14.1 million from $135.5 million as of June 30, 2025. Adjusted gross debt increased by $1.5 million to $126.7 million, resulting in net debt of $5.2 million as of September 30, 2025, a decrease of $15.6 million from the prior quarter.

During the third quarter, cash flows from operating activities were $20.8 million, and net cash used in investing activities was $18.4 million. Cash used in financing activities was $15.8 million as a result of principal repayments on financing facilities in the U.S., South Africa, Norway, France and Spain of $17.3 million, lease payments of $3.4 million, dividend payments of $2.6 million, interest payments of $2.2 million, and the principal repayments of other financing liabilities of $0.6 million, partially offset by net cash proceeds from the sale of short-term commercial paper totaling $10.4 million.

Total working capital was $421.6 million as of September 30, 2025, a decrease of $19.2 million from $440.8 million on June 30, 2025. The decrease in our working capital balance during the quarter was due to a $63.9 million decrease in trade receivables and other receivables, partially offset by increases of $43.4 million in inventories and a $1.3 million decrease in trade and other payables.

Beatriz García-Cos, Ferroglobe’s Chief Financial Officer, commented, “Despite a challenging market, we generated positive free cash flow and adjusted EBITDA in the third quarter. Our strong working capital management and prudent expense control enabled us to maintain a solid cash position. Due to the current business environment, the company abstained from share repurchases during the quarter. However, we remain committed to returning cash to shareholders through dividends and opportunistic share repurchases.”

Capital Returns

During the third quarter, Ferroglobe did not repurchase shares and paid a quarterly cash dividend of $ 0.014 per share on September 29, 2025. Our next cash dividend of $0.014 per share will be paid on December 29, 2025, to shareholders of record as of December 22, 2025.

Conference Call

Ferroglobe invites all interested persons to participate on our conference call at 8:30 AM, Eastern Time on November 6, 2025. The call may also be accessed via an audio webcast.

To join via phone:
Conference call participants should pre-register using this link
https://register-conf.media-server.com/register/BI799033e77565403496222504c356e4e5

Once registered, you will receive the dial-in numbers and a personal PIN, which are required to access the conference call.

To join via webcast:
A simultaneous audio webcast, and replay will be accessible here:
https://edge.media-server.com/mmc/p/kbfjnvof

About Ferroglobe

Ferroglobe PLC is a leading global producer of silicon metal, silicon- and manganese- based specialty alloys and ferroalloys, serving a customer base across the globe in dynamic and fast-growing end markets, such as solar, electronics, automotive, consumer products, construction, and energy.  The Company is based in London.  For more information, visit http://investor.ferroglobe.com.

Forward-Looking Statements

This release contains “forward-looking statements” within the meaning of U.S. securities laws. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe the Company’s future plans, strategies and expectations. Forward-looking statements often use forward-looking terminology, including words such as “anticipate”, “believe”, “could”, “estimate”, “expect”, “should”,“forecast”, “guidance”, “intends”, “likely”, “may”, “plan”, “potential”, “predicts”, “seek”, “target”, “will” and words of similar meaning or the negative thereof.

Forward-looking statements contained in this press release are based on information currently available to the Company and assumptions that management believe to be reasonable, but are inherently uncertain. As a result, Ferroglobe’s actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond the Company’s control.

Forward-looking financial information and other metrics presented herein represent the Company’s goals and are not intended as guidance or projections for the periods referenced herein or any future periods.

All information in this press release is as of the date of its release. Ferroglobe does not undertake any obligation to update publicly any of the forward-looking statements contained herein to reflect new information, events or circumstances arising after the date of this press release. You should not place undue reliance on any forward-looking statements, which are made only as of the date of this press release.

Non-IFRS Measures

This document may contain summarized, non-audited or non-IFRS financial information. The information contained herein should therefore be considered as a whole and in conjunction with all the public information regarding the Company available, including any other documents released by the Company that may contain more detailed information. Adjusted EBITDA, adjusted EBITDA as a percentage of sales, working capital as a percentage of sales, adjusted EBITDA margin, working capital, adjusted net profit, adjusted diluted EPS, adjusted gross debt and net cash/(debt), are non-IFRS financial metrics that management uses in its decision making. Ferroglobe has included these financial metrics to provide supplemental measures of its performance. The Company believes these metrics are important and useful to investors because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures.

INVESTOR CONTACT:

Alex Rotonen, CFA

Vice President, Investor Relations

Email: investor.relations@ferroglobe.com

MEDIA CONTACT:

Cristina Feliu Roig

Vice President, Communications & Public Affairs

Email:   corporate.comms@ferroglobe.com

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Income Statement

(in thousands of U.S. dollars, except per share amounts)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Sales	$311,698	$386,862	$433,533	$1,005,739	$1,276,434
Raw materials and energy consumption for production	(180,414)	(253,212)	(255,062)	(671,967)	(776,366)
Other operating income	30,421	26,893	27,202	66,386	65,485
Staff costs	(68,861)	(68,797)	(71,885)	(208,107)	(209,624)
Other operating expense	(74,705)	(64,535)	(74,475)	(186,531)	(212,893)
Depreciation and amortization	(19,953)	(18,301)	(18,899)	(55,774)	(56,443)
Impairment (loss) gain	(12)	—	—	255	—
Other (loss) gain	(177)	(172)	189	1,056	1,125
Operating (loss) profit	(2,003)	8,738	40,603	(48,943)	87,718
Finance income	830	970	829	2,673	3,715
Finance costs	(3,881)	(4,970)	(2,983)	(13,406)	(18,853)
Financial derivatives (loss) gain	(203)	200	—	(3)	—
Exchange differences	555	(19,659)	(6,576)	(26,018)	(1,602)
(Loss) profit before tax	(4,702)	(14,721)	31,873	(85,697)	70,978
Income tax (expense) benefit	(8,566)	3,787	(13,301)	(5,404)	(20,627)
Total (loss) profit for the period	(13,268)	(10,934)	18,572	(91,101)	50,351

(Loss) profit attributable to the parent	$(12,812)	$(10,451)	$18,814	$(89,744)	$51,671
(Loss) attributable to non-controlling interest	(456)	(483)	(242)	(1,357)	(1,320)

EBITDA	$18,505	$7,380	$52,926	$(19,187)	$142,559
Adjusted EBITDA	$18,267	$21,562	$60,410	$13,025	$143,953

Weighted average number of shares outstanding
Basic	188,075	188,142	188,325	188,386	188,168
Diluted	188,075	188,142	190,393	188,386	190,176

(Loss) profit per ordinary share
Basic	$(0.07)	$(0.06)	$0.10	$(0.48)	$0.27
Diluted	$(0.07)	$(0.06)	$0.10	$(0.48)	$0.27

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Financial Position

(in thousands of U.S. dollars)

	As of September 30,	As of June 30,	As of December 31,
	2025	2025	2024
ASSETS
Non-current assets
Goodwill	$14,219	$14,219	$14,219
Intangible assets	128,024	195,631	103,095
Property, plant and equipment	521,219	519,165	487,196
Other financial assets	28,529	27,519	19,744
Deferred tax assets	5,716	9,290	6,580
Receivables from related parties	1,761	1,758	1,558
Other non-current assets	21,413	21,346	22,451
Total non-current assets	720,881	788,928	654,843
Current assets
Inventories	369,392	325,960	347,139
Trade receivables	183,777	221,070	188,816
Other receivables	93,180	119,848	83,103
Current income tax assets	4,943	8,475	7,692
Other financial assets	12,520	12,530	5,569
Other current assets	35,208	48,529	52,014
Restricted cash and cash equivalents	186	197	298
Cash and cash equivalents	121,290	135,350	132,973
Total current assets	820,496	871,959	817,604
Total assets	$1,541,377	$1,660,887	$1,472,447

EQUITY AND LIABILITIES
Equity	$786,811	$812,639	$834,245
Non-current liabilities
Deferred income	33,100	57,589	8,014
Provisions	31,020	29,310	24,384
Provision for pensions	30,827	30,570	27,618
Bank borrowings	52,412	45,941	13,911
Lease liabilities	65,593	64,858	56,585
Other financial liabilities	27,956	28,651	25,688
Other non-current liabilities	194	14,033	13,759
Deferred tax liabilities	18,061	18,507	19,629
Total non-current liabilities	259,163	289,459	189,588
Current liabilities
Provisions	76,384	121,527	83,132
Provision for pensions	174	177	168
Bank borrowings	58,386	83,166	43,251
Lease liabilities	13,648	13,704	12,867
Debt instruments	22,784	12,368	10,135
Other financial liabilities	9,313	7,720	48,117
Payables to related parties	1,175	3,978	2,664
Trade and other payables	224,778	226,077	158,251
Current income tax liabilities	1,515	27	10,623
Other current liabilities	87,246	90,045	79,406
Total current liabilities	495,403	558,789	448,614
Total equity and liabilities	$1,541,377	$1,660,887	$1,472,447

Ferroglobe PLC and Subsidiaries

Unaudited Condensed Consolidated Statement of Cash Flows

(in thousands of U.S. dollars)

	For the Three Months Ended	For the Three Months Ended	For the Three Months Ended	For the Nine Months Ended	For the Nine Months Ended
	September 30, 2025	June 30, 2025	September 30, 2024	September 30, 2025	September 30, 2024
Cash flows from operating activities:
(Loss) profit for the period	$(13,268)	$(10,934)	$18,572	$(91,101)	$50,351
Adjustments to reconcile net (loss) profit to net cash provided by operating activities:
Income tax expense (benefit)	8,566	(3,787)	13,301	5,404	20,627
Depreciation and amortization	19,953	18,301	18,899	55,774	56,443
Finance income	(830)	(970)	(829)	(2,673)	(3,715)
Finance costs	3,881	4,970	2,983	13,406	18,853
Exchange differences	(555)	19,659	6,576	26,018	1,602
Impairment loss (gain)	12	—	—	(255)	—
Net (gain) loss due to changes in the value of asset	—	—	(193)	—	(301)
(Gain) loss on disposal of non-current assets	—	—	4	—	(42)
Share-based compensation	(82)	692	1,496	1,906	3,337
Other loss (gain)	380	(28)	—	(1,053)	(782)
Changes in operating assets and liabilities
(Increase) decrease in inventories	(44,640)	139	(5,414)	(16,144)	(23,099)
Decrease (increase) in trade receivables	37,055	(9,420)	27,018	20,429	(8,991)
Decrease (increase) in other receivables	25,770	(15,984)	(28,656)	213	13,655
Decrease (increase) in energy receivable	6,734	(440)	(10,508)	31,459	137,694
(Decrease) increase in trade payables	(1,628)	39,308	(13,678)	50,866	1,784
Other changes in operating assets and liabilities	(20,415)	(13,817)	(11,610)	(26,695)	(45,229)
Income taxes (paid) received	(170)	(12,076)	(6,847)	(11,806)	(11,023)
Net cash provided by operating activities:	20,763	15,613	11,114	55,748	211,164
Cash flows from investing activities:
Interest and finance income received	720	973	766	2,565	2,107
Payments due to investments:
Intangible assets	(459)	(163)	(850)	(1,179)	(2,169)
Property, plant and equipment	(18,673)	(15,435)	(20,302)	(47,858)	(59,075)
Other financial assets	—	(4,000)	—	(15,119)	(3,000)
Disposals:
Property, plant and equipment	—	—	—	1,559	—
Net cash used in investing activities	(18,412)	(18,625)	(20,386)	(60,032)	(62,137)
Cash flows from financing activities:
Dividends paid	(2,611)	(2,611)	(2,441)	(7,835)	(7,322)
Payment for debt and equity issuance costs	(7)	(4)	—	(106)	—
Repayment of debt instruments	(4,585)	(9,170)	—	(24,116)	(147,624)
Proceeds from debt issuance	15,028	6,036	—	35,444	—
(Decrease) increase in bank borrowings:
Borrowings	103,868	157,498	145,804	367,399	386,377
Payments	(121,192)	(121,010)	(144,292)	(319,378)	(358,076)
Payments for lease liabilities	(3,408)	(3,174)	(5,834)	(9,680)	(11,690)
Payments from other financing liabilities	(626)	(20,802)	—	(44,079)	(2,657)
Other (payments) proceeds from financing activities	—	1,581	(2,176)	1,581	(492)
Payments to acquire own shares	—	(1,988)	(492)	(4,691)	—
Interest paid	(2,232)	(2,905)	(6,955)	(9,668)	(24,163)
Net cash (used) provided in financing activities	(15,765)	3,451	(16,386)	(15,129)	(165,647)
Total net (decrease) increase in cash and cash equivalents	(13,414)	439	(25,658)	(19,413)	(16,620)
Beginning balance of cash and cash equivalents	135,547	129,581	144,487	133,271	137,649
Foreign exchange (losses) gains on cash and cash equivalents	(657)	5,527	1,981	7,618	(219)
Ending balance of cash and cash equivalents	$121,476	$135,547	$120,810	$121,476	$120,810
Restricted cash and cash equivalents	186	197	306	186	306
Cash and cash equivalents	121,290	135,350	120,504	121,290	120,504
Ending balance of restricted cash and cash and cash equivalents	$121,476	$135,547	$120,810	$121,476	$120,810

Adjusted EBITDA ($,000):

	Q3´25	Q2´25	Q3´24	YTD´25	YTD´24
(Loss) profit attributable to the parent	$(12,812)	$(10,451)	$18,814	$(89,744)	$51,671
(Loss) attributable to non-controlling interest	(456)	(483)	(242)	(1,357)	(1,320)
Income tax expense (benefit)	8,566	(3,787)	13,301	5,404	20,627
Finance income	(830)	(970)	(829)	(2,673)	(3,715)
Finance costs	3,881	4,970	2,983	13,406	18,853
Financial derivatives loss (gain)	203	(200)	—	3	—
Depreciation and amortization	19,953	18,301	18,899	55,774	56,443
EBITDA	18,505	7,380	52,926	(19,187)	142,559
Exchange differences	(555)	19,659	6,576	26,018	1,602
Impairment loss (gain)	12	—	—	(256)	—
Restructuring and termination costs	—	(1,285)	—	(1,285)	(4,540)
New strategy implementation	—	—	1,413	682	3,786
Subactivity	—	—	657	—	1,708
PPA Energy	305	(1,384)	(1,162)	1,689	(1,162)
Fines inventory adjustment	—	(2,808)	—	5,364	—
Adjusted EBITDA	$18,267	$21,562	$60,410	$13,025	$143,953

Adjusted (loss) profit attributable to Ferroglobe ($,000):

	Q3´25	Q2´25	Q3´24	YTD´25	YTD´24
(Loss) profit attributable to the parent	$(12,812)	$(10,451)	$18,814	$(89,744)	$51,671
Tax rate adjustment	9,836	188	3,271	28,542	(1,710)
Impairment (gain)	9	—	—	(187)	—
Restructuring and termination costs	—	(938)	—	(938)	(3,111)
New strategy implementation	—	—	968	498	2,595
Subactivity	—	—	450	—	1,170
PPA Energy	223	(1,010)	(796)	1,233	(796)
Fines inventory adjustment	—	(2,050)	—	3,916	—
Adjusted (loss) profit attributable to the parent	$(2,745)	$(14,262)	$22,707	$(56,680)	$49,819

Adjusted diluted (loss) profit per share:

	Q3'25	Q2´25	Q3´24	YTD´25	YTD´24
Diluted (loss) profit per ordinary share	$(0.07)	$(0.06)	$0.10	$(0.48)	$0.27
Tax rate adjustment	0.05	0.00	0.02	0.15	(0.01)
Impairment (gain)	0.00	—	—	(0.00)	—
Restructuring and termination costs	—	(0.00)	—	(0.00)	(0.02)
New strategy implementation	—	—	0.01	0.00	0.01
Subactivity	—	—	0.00	—	0.01
PPA Energy	0.00	(0.01)	(0.00)	0.01	(0.00)
Fines inventory adjustment	—	(0.01)	—	0.02	—
Adjusted diluted (loss) profit per ordinary share	$(0.02)	$(0.08)	$0.11	$(0.30)	$0.25

NASDAQ: GSM Third Quarter 2025 Results November 6, 2025 NASDAQ: GSM Driving innovation of critical materials essential to a sustainable future

NASDAQ: GSM Forward-Looking Statements and Non-IFRS Financial Metrics 2 This presentation contains forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts but are based on certain assumptions of management and describe our future plans, strategies and expectations. Forward-looking statements can generally be identified by the use of forward-looking terminology, including, but not limited to, "may," “could,” “seek,” “guidance,” “predict,” “potential,” “likely,” "believe," "will," "expect," “should," "anticipate," "estimate," "plan," "intend," "forecast," “aim,” “target,” or variations of these terms and similar expressions, or the negative of these terms or similar expressions. Forward-looking statements contained in this presentation are based on information presently available to Ferroglobe PLC (“we,” “us,” “Ferroglobe,” the “Company” or the “Parent”) and assumptions that we believe to be reasonable but are inherently uncertain. As a result, our actual results, performance or achievements may differ materially from those expressed or implied by these forward-looking statements, which are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that are, in some cases, beyond our control. You are cautioned that all such statements involve risks and uncertainties, including without limitation, the impacts of the Ukraine-Russia conflict; increases in energy prices, disruptions in the supply of power and changes in governmental regulation of the power sector and the effect on costs of production; the outcomes of pending or potential litigation; operating costs, customer losses and business disruptions (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) that may be greater than expected; the retention of certain key employees; the current and anticipated competitive landscape; our ability to adapt products and services to changes in technology or the marketplace; our ability to maintain and grow relationships with customers and clients; the historic cyclicality of the metals industry and the attendant swings in market price and demand; the availability of raw materials and transportation; costs associated with labor disputes and stoppages; our ability to maintain our liquidity and to generate sufficient cash to service indebtedness; the integration and development of prior and future acquisitions; the availability and cost of maintaining adequate levels of insurance; our ability to protect trade secrets, trademarks and other intellectual property; equipment failures, delays in deliveries or catastrophic loss at any of our manufacturing facilities, which may not be covered under any insurance policy; exchange rate fluctuations; changes in laws protecting U.S., Canadian and European Union companies from unfair foreign competition (including antidumping and countervailing duty orders and laws) or the measures currently in place or expected to be imposed under those laws; compliance with, or potential liability under, environmental, health and safety laws and regulations (and changes in such laws and regulations, including in their enforcement or interpretation); risks from international operations, such as foreign exchange fluctuations, tariffs, duties and other taxation, inflation, increased costs, political risks and our ability to maintain and increase business in international markets; risks associated with mining operations, metallurgical smelting and other manufacturing activities; our ability to manage price and operational risks including industrial accidents and natural disasters; our ability to acquire or renew permits and approvals; potential losses due to unanticipated cancellations of service contracts; risks associated with potential unionization of employees or work stoppages that could adversely affect our operations; changes in tax laws (including under applicable tax treaties) and regulations or to the interpretation of such tax laws or regulations by governmental authorities; changes in general economic, business and political conditions, including changes in the financial markets; uncertainties and challenges surrounding the implementation and development of new technologies; risks related to potential cybersecurity breaches; risks related to our capital structure; risks related to our ordinary shares; our foreign private issuer status, the loss of which would require us to comply with the Exchange Act’s domestic reporting regime, and cause us to incur significant legal, accounting and other expenses; our incorporation in the United Kingdom, the laws of which govern our corporate affairs and may differ from those applicable to companies incorporated in the U.S.; and our failure to maintain an effective system of internal control over financial reporting. The foregoing list is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect our business, including those described in the “Risk Factors” section of our Annual Reports on Form 20-F, Current Reports on Form 6-K and other documents we file from time to time with the United States Securities and Exchange Commission. We do not give any assurance (1) that we will achieve our expectations or (2) concerning any result or the timing thereof, in each case, with respect to any regulatory action, administrative proceedings, government investigations, litigation, warning letters, consent decree, cost reductions, business strategies, earnings or revenue trends or future financial results. Forward- looking financial information and other metrics presented herein represent our key goals and are not intended as guidance or projections for the periods presented herein or any future periods. We do not undertake or assume any obligation to update publicly any of the forward-looking statements in this presentation to reflect actual results, new information or future events, changes in assumptions or changes in other factors affecting forward-looking statements. If we update one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. We caution you not to place undue reliance on any forward-looking statements, which are made only as of the date of this presentation. EBITDA, adjusted EBITDA, adjusted EBITDA margin, adjusted net profit, adjusted profit per share, working capital, adjusted gross debt, net cash and net debt, are non-IFRS financial metrics that, we believe, are pertinent measures of Ferroglobe’s success. The Company has included these financial metrics to provide supplemental measures of its performance. We believe these metrics are important because they eliminate items that have less bearing on the Company’s current and future operating performance and highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS financial measures. For additional information, including a reconciliation of the differences between such non-IFRS financial measures and the comparable IFRS financial measures, refer to the press release dated November 5, 2025 accompanying this presentation, which is incorporated by reference herein.

NASDAQ: GSM INCREASING CLARITY IN THE U.S. AND EU TRADE CASES POSITIONS FERROGLOBE FOR A ROBUST 2026 3 Strong U.S. preliminary Silicon Metal AD/CVD decision, positive for the industry ▪ Preliminary CVD duties ranging from 17% to 240% ▪ Preliminary AD duties on Angola of 68% and Laos of 94% ▪ Expect Australia and Norway duties to be announced before year-end EU trade measures expected by November 18 Coreshell began delivering pilot batteries to OEMs; ramping up production Signed a competitive multi-year energy agreement for French operations ▪ Provides flexibility to produce 12 months a year Key Q3 2025 Highlights

NASDAQ: GSM 386.9 311.7 Q2 25 Q3 25 0.0 1.6 Q2 25 Q3 25 21.6 18.3 Q2 25 Q3 25 Q3 RESULTS AFFECTED BY SOFT DEMAND AND LOW-PRICED IMPORTS 4 Shipments (I) (kt) Quarterly revenues ($´m) Quarterly Adj. EBITDA ($´m) Free cash flow ($´m) 185.8 146.1 Q2 25 Q3 25 $1.6m $3.3m 39.8kt $75.2m (I) Excludes by-products and other products Note: numbers may not add due to rounding

NASDAQ: GSM SILICON METAL UPDATE 49,761 53,183 62,872 56,910 49,797 36,308 44,610 33,561 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 CRU SiMe index spot pricing trends (I) ($/mt) SiMe shipment trends Q/Q by region SiMe volume trends (mt) Outlook Other 84% Total 25% N. America 1% Europe 51% 5 • EU market disrupted by influx of low-priced Chinese imports • U.S. market remained stable with limited liquidity • Trade measures expected to improve market trends in 2026 (I) Calculated using average monthly prices 1,000 1,500 2,000 2,500 3,000 3,500 4,000 4,500 5,000 USA EU

NASDAQ: GSM SILICON BASED ALLOYS UPDATE 46,446 51,171 46,953 45,489 39,417 42,864 53,048 42,968 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 CRU FeSi index spot pricing trends (I) ($/mt) Si-based alloys shipment trends Q/Q by region Si-based alloys volume trends (mt) Outlook Other 49% Total 19% N. America 10% Europe 15% 6 • After one of the strongest second quarters, volumes softened in Q3 • EU and U.S. FeSi index prices retreated in Q3 • Expect substantial improvement in market conditions in 2026 assisted by EU Safeguards (I) Calculated using average monthly prices 1,200 1,400 1,600 1,800 2,000 2,200 2,400 2,600 2,800 3,000 USA EU

NASDAQ: GSM MANGANESE BASED ALLOYS UPDATE 61,404 62,320 81,464 64,495 67,712 67,229 88,188 69,552 Q4 23 Q1 24 Q2 24 Q3 24 Q4 24 Q1 25 Q2 25 Q3 25 CRU EU Mn index spot pricing trends (I) ($/mt) Mn-based alloys shipment trends Q/Q by region Mn-based alloys volume trends (mt) Outlook Other 100% Total 21% N. America 1% Europe 22% 7 • Solid shipments in Q3 despite pressure from increased imports from Asia • Continue to benefit from favorable cost position • EU safeguards decision expected to strengthen the market in 2026 (I) Calculated using average monthly prices 800 900 1,000 1,100 1,200 1,300 1,400 1,500 1,600 HC FeMn SiMn

NASDAQ: GSM FINANCE UPDATE

NASDAQ: GSM 21.6 (13.4) (1.6) 10.9 0.9 18.3 Q2 25 Volume Price Cost HQ & Others Q3 25 GENERATED POSITIVE ADJ. EBITDA IN SOFT DEMAND ENVIRONMENT 9 (in USD million, except EPS) Q3 2025 Q2 2025 Sales $311.7 $386.9 Raw materials & energy for prod. $(180.4) $(253.2) Raw materials / sales % 57.9% 65.5% Adj. EBITDA $18.3 $21.6 Adj. EBITDA margin % 5.9% 5.6% Adj. diluted EPS $(0.02) $(0.08) Adjusted EBITDA bridge ($´m)

NASDAQ: GSM Revenue decreased 24% to $99 million driven by: • a decrease in shipments primarily due to 51% decline in Europe as a result of dumping by China, partially offset by; • 1% increase in average selling price Costs improved due to lower energy costs in Europe and effective cost management in the U.S. and Europe SILICON METAL ADJUSTED EBITDA BRIDGE Q3-25 VS. Q2-25 ($m) 10 6.5 (7.9) (2.4) 15.4 11.6 Q2 25 Volume Price Cost Q3 25

NASDAQ: GSM Revenue decreased 17% to $92 million driven by: • 19% decrease in shipments across all regions, partially offset by; • a 2% increase in average selling price due to sales mix Costs benefited from lower energy costs in Spain, partially offset by higher production costs in the U.S. and South Africa SILICON BASED ALLOYS ADJUSTED EBITDA BRIDGE Q3-25 VS. Q2-25 ($m) 11 7.2 (2.0) 2.2 5.0 12.4 Q2 25 Volume Price Cost Q3 25

NASDAQ: GSM Revenue decreased 21% to $84 million driven by: • 21% decrease in shipments due to imports from Asia and strong Q2, partially offset by; • 1% increase in average selling price due to product mix Costs impacted by lower fixed cost absorption in Spain and higher raw material costs in France and Norway MANGANESE BASED ADJUSTED EBITDA BRIDGE Q3-25 VS. Q2-25 ($m) 12 16.8 (3.6) 0.7 (9.5) 4.4 Q2 25 Volume Price Cost Q3 25

NASDAQ: GSM GENERATED POSITIVE CASH FLOW 13 Cash flow summary ($´M) Changes in working capital Free cash flow (I) CAPEX Taxes & others Cash from operations Q3 25 $18.5 $16.6 $(29.8) $20.8 $1.6 $(19.1) $7.4 $14.0 $(13.0) $15.6 $0.0 $(15.6) EBITDA Energy rebate $15.5 $7.2 • Working capital contributed $16.6 million to CFO, driven by S&OP implementation • CAPEX increased by $3.5 million to $19.1 million • Generated $1.6 million of free cash flow during a challenging quarter Q2 25 CFO OF $21M AND $17M WC RELEASE (I) Free cash flow is calculated as cash from operations less capital expenditures Note: numbers may not add due to rounding

NASDAQ: GSM MAINTAINED A STRONG BALANCE SHEET 14 Total distributions BALANCED CAPITAL ALLOCATION Cash CAPEX Buybacks $0m in Q3-25; Total $7.1m Dividend Consistency $2.6m in Q3-25 Coreshell $0m in Q3-25; Total $10m Disciplined CAPEX $19.1m in Q3-25 10 (5) Q2 25 Q3 25 Net cash/debt evolution ($´m) Adjusted gross debt ($´m) 125 127 Q2 25 Q3 25 $2m $(16)m Strategic investments Note: numbers may not add due to rounding

NASDAQ: GSM Key Takeaways Effective working capital management supporting solid balance sheet and cash generation Secured a cost-competitive multi-year energy agreement in France 15 U.S. and EU trade measures are expected to significantly strengthen the business environment in 2026 Coreshell began pilot battery shipments to OEMs; Plans commercial battery deliveries for robotics and defense applications in early 2026

NASDAQ: GSM Q&A

NASDAQ: GSM Appendix ─ Supplemental Information

NASDAQ: GSM ADJUSTED EBITDA RECONCILIATION 18 ($ in millions) Q3 25 Q2 25 EBITDA 18.5 7.4 Exchange differences1 (0.6) 19.7 Impairment (gain) loss 0.0 — Restructuring and termination costs — (1.3) New strategy implementation — — Subactivity — — PPA Energy2 0.3 (1.4) Fines inventory adjustment3 — (2.8) Adjusted EBITDA4 18.3 21.6 (1) Exchange differences refer to gains or losses arising from fluctuations in exchange rates when transactions are conducted in a currency other than the entity’s functional currency (2) PPA Energy refers to the fair value of energy generated under a Power Purchase Agreement (3) Fines inventory adjustment relates to related NRV impact due to cost harmonization (4) May not add due to rounding

NASDAQ: GSM QUARTERLY SALES AND ADJUSTED EBITDA 19 Adjusted EBITDA Quarterly Sales $ millions Q4 2023 Q1 2024 Q2 2023 Q3 2024 Q4 2024 Q1 2025 Q2 2025 Q3 2025 Silicon Metal 168 169 204 194 161 105 130 99 Silicon Alloys 107 113 105 102 85 91 112 92 Mn Alloys 60 66 98 90 78 74 106 84 Other Business 32 44 44 49 43 37 39 37 Total Revenue 367 392 451 434 368 307 387 312 60 26 58 60 10 (27) 22 18 Q4-23 Q1-24 Q2-24 Q3-24 Q4-24 Q1-25 Q2-25 Q3-25

NASDAQ: GSM Investor Relations Alex Rotonen Vice President, Investor Relations investor.relations@ferroglobe.com Media Inquiries Cristina Feliu Roig Vice President, Communications & Public Affairs NASDAQ: GSM corporate.comms@ferroglobe.com